EXHIBIT (d.3)

August 30, 2007

iShares Trust

45 Fremont Street

San Francisco, California 94105

Fee Undertaking

Ladies and Gentlemen:

Reference is made to the Investment Advisory Agreement (the “Advisory Agreement”) between Barclays Global Fund Advisors (“BGFA”) and iShares Trust (the “Trust”), on behalf of the series of the Trust, pursuant to which BGFA provides investment advisory services to such series and receives compensation for such services at the rates set forth in the Advisory Agreement (“Advisory Fees”).

Under the Advisory Agreement, BGFA is entitled to receive Advisory Fees with respect to iShares S&P National Municipal Bond Fund (the “Fund”) at the annual rate of 0.30% of the Fund’s aggregate net assets.

Notwithstanding the Advisory Agreement, BGFA hereby agrees to waive a portion of the Advisory Fees with respect to the Fund, so that the actual Advisory Fees paid with respect to the Fund equals 0.25% of the Fund’s aggregate net assets.

This letter is effective as of the Fund’s commencement of operations and shall remain in effect until June 30, 2008, unless earlier terminated by the written agreement of the Trust and BGFA.

Sincerely,

BARCLAYS GLOBAL FUND ADVISORS

By:	/s/ Geoffrey D. Flynn
Name:	Geoffrey D. Flynn
Title:	Managing Director

By:	/s/ Eilleen Clavere
Name:	Eilleen Clavere
Title:	Principal